Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2005	2004
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$16,926	10,094
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1,699)	(447)
Fixed charges, excluding capitalized interest*	561	534
	$15,788	10,181

Fixed Charges
Interest and debt expense, excluding capitalized interest	$387	405
Capitalized interest	281	340
Interest portion of rental expense	130	112
	$798	857

Ratio of Earnings to Fixed Charges	19.8	11.9

*Includes amortization of capitalized interest totaling approximately $44 million in 2005 and $17 million in 2004.

Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable.  Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable.  Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.